                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                               Amendment No. 2*



                            CKE RESTAURANTS, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 485636 10 4
                        ------------------------------
                                (CUSIP Number)


             William P. Foley, II, President, Bogner Regis, Inc.
   3811 W. Charleston, Suite 210, Las Vegas, Nevada 89102   (702) 877-3003
- -------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                July 25, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 7 Pages

                                 SCHEDULE 13D

CUSIP NO. 405636 10 4
          -----------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Cannae Limited Partnership, a Nevada Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     I.R.S. No. 88-0309448

- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                        (b) [ ]

- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS


- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 3(d) or 3(e)                                           [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada

- ------------------------------------------------------------------------------
 NUMBER OF     7  SOLE VOTING POWER
  SHARES           3,820,002
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             0
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            3,820,002
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   0

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,820,002

- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.3

- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 2 of 7 Pages

                                 SCHEDULE 13D

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Folco Development Corporation, a Nevada corporation
     Daniel V., Inc., a Nevada corporation
     Daniel D. Lane Revocable Trust, u/d/t 7/10/92
     Frank P. Willey
     Ce Mar Las Vegas X, Inc., a Nevada corporation
     Berry Living Trust, u/d/t/ 11/5/87
     Salvatore Family Trust, u/d/t 11/2/81
     Max Hickman
     Lawrence Calinda
     Wayne Diaz
     Carl A. Strunk
     Ron Maggard
     Daniel M. Culnane

- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                        (b) [ ]

- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS


- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 3(d) or 3(e)                                           [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Foco - Nevada                   Ce Mar - Nevada
        Daniel V. - Nevada              Berry Trust - California
        Lane Trust - Nevada             Salvatore Trust - California

- ------------------------------------------------------------------------------
 NUMBER OF     7  SOLE VOTING POWER
  SHARES           4,143,752
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             0
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            4,143,752
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   0

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,143,752

- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22

- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      CO IN CO-TRUST

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 3 of 7 Pages

        The Schedule 13D of Cannae Limited Partnership, a Nevada Limited Partnership (the "Partnership") with respect to shares of common stock, par value $.01 per share (the "CKE common stock") of CKE Restaurants, Inc., a Delaware corporation ("CKE")(the "Partnership 13D"), is hereby amended as set forth below. As stated in the last paragraph of Item 2 of the Restated Schedule 13D and Amendment No. 2, dated December 13, 1993, of Folco Development Corporation, a Nevada corporation, ("Folco"), Daniel V., Inc., a Nevada Corporation, the Daniel D. Lane Revocable Trust, u/d/t 7/10/92, Frank P. Willey, Ce Mar Las Vegas X, Inc., a Nevada corporation, the Berry Living Trust, u/d/t 11/3/87, the Salvatore Family Trust, u/d/t 11/8/91, Max Hickman, Lawrence Calinda, Wayne Diaz, Carl A. Strunk, Ron Maggard and Daniel M. Culnane (collectively, the "Other Filing Persons") with respect to CKE common stock, this Amendment No. 2 to the Partnership 13D discloses and updates information with respect to the Other Filing Persons. All capitalized terms used herein without definition have the definitions given to such terms in the Partnership 13D.

Item 3 - Source and Amount of Funds or Other Consideration
         -------------------------------------------------

        The transaction giving rise to this Amendment No. 2 to the Partnership 13D is the sale by Folco of 200,000 shares of CKE common stock on July 26, 1995 for an aggregate sale price of $2,063,000 (net of brokerage commissions). These shares are a portion of the shares described in Item 5 of the Carl Karcher Enterprises, Inc. 13D dated December 10, 1993 as shares owned by Folco Development Corporation, a Class B Limited Partner in addition to shares owned directly by the Partnership.

Item 5 - Interest in Securities of Issuer
         --------------------------------

        The Partnership controls (directly and indirectly), excluding shares of CKE common stock owned by the Karchers and the Karcher Trust, approximately 4,143,752 shares or approximately 22 percent of CKE common stock. In addition to shares owned directly by the Partnership, Class B Limited Partners own the following: Folco owns directly 263,750 shares or approximately 1.4 percent of CKE common stock, Mr. Willey owns directly 10,000 shares or approximately .05


                              Page 4 of 7 Pages
percent of CKE common stock, and Daniel and the Daniel D. Lane Revocable Trust u/d/t July 10, 1992, of which the President of Daniel is the Trustee, own directly in the aggregate 50,000 shares or approximately .27 percent of CKE common stock. With respect to share and percentage ownership of CKE common stock by the Trust and the Karchers, reference is made to Amendment No. 7 to
Schedule 13D dated December 10, 1993 filed by such persons.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cannae Limited partnership

By:     Bogner Regis, Inc., its
        General Partner

By:     /s/ William P. Foley, II

        Name:  William P. Foley, II
        Title: President

Folco Development Corporation

By:     /s/ William P. Foley, II

        Name:  William P. Foley, II
        Title: President

Daniel D. (Ron) Lane

By:     /s/ Daniel D. (Ron) Lane

        Name:  Daniel D. (Ron) Lane
        Title: President

        /s/ Daniel D. (Ron) Lane
        Daniel D. (Ron) lane, as Trustee
        of the Daniel D. Lane Revocable
        Trust u/d/t July 10, 1992


                              Page 5 of 7 Pages

        /s/ Frank P. Willey
        Frank P. Willey

Ce Mar Las Vegas, Inc.

By:     /s/ James Cavaricci
        Name:  James Cavaricci
        Title: President

        /s/ Robert L. Berry
        Robert L. Berry as Trustee of
        the Berry Living Trust u/d/t
        November 5, 1987

        /s/ Nancy L. Berry
        Nancy L. Berry, as Trustee of
        the Berry Living Trust u/d/t
        November 5, 1987

        /s/ Max Hickman
        Max Hickman

        /s/ Vince Salvatore
        Vince Salvatore, as Trustee of
        the Salvatore Family Trust u/d/t
        November 8, 1991

        /s/ Anna M. Salvatore
        Anna M. Salvatore, as Trustee of
        the Salvatore Family Trust u/d/t
        November 8, 1991

        /s/ Laurence Calinda
        Laurence Calinda

        /s/ Wayne Diaz
        Wayne Diaz

        /s/ Carl A. Strunk
        Carl A. Strunk


                              Page 6 of 7 Pages

        /s/ Ron Maggard
        Ron Maggard

        /s/ Daniel M. Culnane
        Daniel M. Culnane


                              Page 7 of 7 Pages